Exhibit 99.1

For Immediate Release

VIÑA CONCHA Y TORO REPORTS
THIRD QUARTER AND 9-MONTHS 2012 RESULTS

Santiago, Chile, November 27, 2012 - Viña Concha y Toro S.A. (“The Company” or “Concha y Toro”) (NYSE: VCO, Chile: Conchatoro), announced today its consolidated financial results, stated under IFRS, for the second quarter and nine-month period ended September 30, 2012. US dollar figures (US$), except export figures, are based on the exchange rate effective September 30, 2012 (US$1.00=Ch$473.77).

Highlights 3Q 2012 v. 3Q2011

•	Total sales rose by 1.8%.
•	Chilean exports and sales of our distribution subsidiaries increased 3.8% totaling Ch$70,225 (US$148.2 million).
•	Bottled wine domestic sales in Chile increased 3.3% by value and increased 3.5% by volume.
•	Income before tax decrease 6.4% to Ch$12,258 million (US$25.9 million).
•	Ebitda decreased 10.7% to Ch$14,592 million (US$30.8 million). Ebitda margin was 12.6%.

Highlights 9M 2012 v. 9M 2011

•	Total sales rose by 6.3%.
•	Chilean exports and sales of our distribution subsidiaries increased 3.7% totaling Ch$193,136 (US$407.7 million).
•	Bottled wine domestic sales in Chile increased 0.3% by value and decreased 5.7% by volume.
•	Income before tax decrease 10.4% to Ch$21,506 million (US$45.4 million).
•	Ebitda decreased 10.7% to Ch$38,304 million (US$80.8 million). Ebitda margin was 12.1%.

Summary

In the third quarter of 2012 our net sales grew by 1.8%. We highlight the growth of the Chilean exports (and sales of our foreign subsidiaries) of 3.8% despite the uncertainty in the economies in general. This growth was mainly driven by Asia and Europe which grew 18.0% and 8.9% in volumes during the quarter.

In the domestic market, bottled wine volumes increased by 3.5% and sales have increased by 3.3% in this third quarter against the same period last year. The premium (and above) wines have continued to grow; they grew 18.3% in volume in 3Q12.

During the quarter Fetzer represented a 12.0% of our total sales, and 7.8% of the total bottled volume sold, Fetzer volumes increased 4.6% against the same quarter last year.

Our business in Argentina is consistent with its trend towards increasing its prices in order to enhance the profitability of the operation. Consequently, volumes have declined both in the domestic market and in the export market.

The net income for the quarter decreased 26.4% to Ch$7,425 million (US$15.7 million) from Ch$10,095 million (US$21.3 million) in 3Q12. This result was highly affected by the increase in the Tax rate applied by the Chilean Government, which increased it to 20% from 18.5%, the net effect in the results were Ch$2.722 million, in fact, in the quarter, the earnings before tax were Ch$12,258 million (US$25.9 million), a 6.4% lower than the third quarter of 2011.

In the quarter EBITDA decreased 10.7% totaling Ch$14,591 million, this decrease is explained partially by increases of SG&A in foreign subsidiaries and the appreciation of the Chilean peso against some export currencies.

In the nine month period ended September 30, the EBITDA decreased 10.7% to Ch$38,304 million, this decrease was also affected by a higher cost of wine faced in the first half of the year.

2

Third Quarter 2012 Results

Total Revenues

Company revenues increased 1.8% in the second quarter totaling Ch$115,731 million (US$244.3 million). This is mainly explained by the increase in the export sales and Fetzer.

Table 1

Total Revenues

(in Ch$ millions)

	3Q12	3Q11	Change (%)	9M 2012	9M 2011	Change (%)
Export sales(1)	69,037	67,559	2.2%	189,567	186,133	1.8%
Domestic sales–wine	18,270	17,938	1.9%	45,668	45,845	-0.4%
Domestic sales–new business	5,968	6,239	-4.3%	18,731	16,811	11.4%
Argentina exports(2)	4,104	4,107	-0.1%	10,796	11,111	-2.8%
Argentina domestic	2,402	2,210	8.7%	5,598	5,516	1.5%
U.S.A. (Fetzer)(3)	13,907	13,411	3.7%	38,891	25,448	52.8%
Other revenues	2,044	2,185	-6.5%	6,480	6,034	7.4%
TOTAL	115,731	113,648	1.8%	315,731	296,898	6.3%

 Table 2

Sales of Bottled Wine

		3Q12	3Q11	Change (%)	9M 2012	9M 2011	Change (%)
Sales (in Ch$ million)
Export Markets(1)		68,831	67,523	1.9%	189,316	186,060	1.8%
Domestic Market - wine		18,270	17,681	3.3%	45,668	45,512	0.3%
Domestic Market - new business		5,968	6,239	-4.3%	18,731	16,811	11.4%
Argentina Exports(2)		4,104	4,107	-0.1%	10,796	11,111	-2.8%
Argentina Domestic		2,290	2,210	3.6%	5,239	5,321	-1.5%
U.S.A. (Fetzer)(3)		13,858	13,291	4.3%	38,842	25,184	54.2%
Total Sales		113,321	111,051	2.0%	308,593	289,999	6.4%
Volume (thousand liters)
Export Markets (1)		44,205	45,043	-1.9%	119,216	123,330	-3.3%
Domestic Market - Wine		18,732	18,102	3.5%	46,393	49,173	-5.7%
Argentina Exports (2)		2,741	2,894	-5.3%	7,132	8,162	-12.6%
Argentina Domestic		1,812	1,915	-5.4%	4,130	4,613	-10.5%
U.S.A. (Fetzer)(3)		5,732	5,479	4.6%	15,927	9,962	59.9%
Total Volume		73,222	73,432	-0.3%	192,799	195,239	-1.3%
Average Price (per liter)	Currency
Export Markets	US$	3.23	3.18	1.7%	3.25	3.18	2.0%
Domestic Market - Wine	Ch$	975.3	976.7	-0.1%	984.4	925.5	6.4%
Argentina Exports	US$	3.11	3.00	3.9%	3.10	2.87	8.0%
Argentina Domestic	US$	2.62	2.44	7.2%	2.60	2.43	7.0%
U.S.A. (Fetzer)	US$	5.02	5.13	-2.0%	4.99	5.36	-7.0%

(1) Export sales include exports to third parties and sales of the Company’s distribution subsidiaries (UK, Nordics, Brazil, Singapore and Mexico).

(2) This figure excludes shipments to the Company’s distribution subsidiaries.

(3) This figure includes sales volume of company’s distribution subsidiaries.

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Export Revenues

Bottled export sales, which considers exports from Chile and the sales of our distribution subsidiaries1 (UK, Nordics, Brazil, Singapore and Mexico) rose 3.8% to Ch$70,225 million as compared to Ch$67,658 million in 3Q 2011. This increase was driven by a decrease of 0.2% in volume, totaling 5,004,639 cases; and partially affected by the depreciation of the Chilean peso against some export currencies, which in the quarter was a 1.9% against the US dollar and 0.2% against the sterling pound; in the other hand against the Euro the Chilean peso appreciated 9.6%.

Graph 1

Export Volume by Region

3rd Quarter 2012

•          Bottled Wine Sales - Volume:

Export sales volume, which considers exports from Chile and the sales of our distribution subsidiaries (UK, Nordics, Brazil, Singapore and Mexico) 1, in the quarter dropped by 0.2% reaching 5,004,639 nine liter cases.

Sales volumes in Asia rose by 18.0%, Continental Europe increased by 14.9%, South America increased by 2.9% and sales of our UK subsidiary (which represented 27.1% of the export volume of the Company in the quarter and 26.1% if we include the exports from Argentina) rose by 3.9%. Central America and Caribbean dropped by 23.1% in volume in the quarter, Africa and Others decrease 13.1% and sales volumes in Canada decreased by 0.3%. Volumes exported to US dropped by 18.9%, this decrease is a consequence of the company strategy of price increases and mix improvement towards the premiumization of the portfolio.

1 In the third quarter Fetzer sold Ch$1,394 million, considering 92,924 cases through the Company’s distribution subsidiaries. In 3Q11 this figures were Ch$135 million and 9,088 cases.

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Domestic Sales, Chile

Bottled domestic wine sales increased 3.3% to Ch$18,270 million (US$38.6 million) in 3Q12, from Ch$17,681 million (US$37.3 million) in 3Q11, following a 3.5% increase in volume and a 0.1% decrease in the average price. Domestic market bottled wine sales by volume totaled 18.7 million liters in the quarter. The 3.5% increase in volume reflects an increase in the generic category of 2.5%, an increase of 22.2% in the varietal category and increases in the Premium (and above) categories, of 18.3% in this category as a whole. Premium (and above) categories represented 5.6% of the domestic volume and 21.2% of the domestic value.

Concha y Toro is still leading the domestic market, according to AC Nielsen’s figures, for the nine-month period ended September 2012, Concha y Toro’s market share was 29.7%.

Chile Domestic Sales-new business

Domestic sales of new business, carried out by the domestic distribution subsidiary Comercial Peumo, including premium beer and liquors totaled Ch$5,968 million (US$12.6 million), a 4.3% decrease from the same quarter last year, this decrease was affected by lower rum sales.

Argentine Operations

Revenues from the Argentine operation increased 3.0% to Ch$6,506 million as a result of a 0.1% decrease in exports and a 8.7% increase in domestic sales.

For the quarter, total Argentine exports of bottled wine totaled 304,526 cases, a decrease of 5.3% over 3Q11. The average price in US$ terms increased 3.9% in the quarter.

On the domestic side, sales in Argentina by volume decreased 5.4% to 201.366 cases. The average price in US$ terms increased 7.2% in the quarter.

U.S.A (Fetzer)

In 3Q12 Fetzer bottled wine sales totaled Ch$13,858, showing a 4.3% increase from 3Q11. Fetzer volumes totaled 636,883 cases showing a 4.6% increase. In the quarter total wine sales of Fetzer represented 12.0% of our total sales, and 7.8% of our total volume of bottled wines.

Other Revenues

Other revenues, comprising fees for bottling services and sales of fruit, decreased 6.5%, to Ch$2,044 million.

Cost of Sales

For the quarter, the total cost of sales rose 2.1% to Ch$77,486 million (US$163.6 million) from Ch$75,874 million (US$160.1 million) in 3Q11. The cost of sales as a percentage of total sales increased to 67.0% from 66.8%.

The gross margin decreased to 33.0% from 33.2%.

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Selling, General and Administrative Expenses

Selling, General and Administrative Expenses (Distribution costs and Administrative expenses) increased 6.6% to Ch$28,322 million (US$59.8 million) in 3Q12 compared to Ch$26,570 million (US$56.1 million) in 3Q11. As a percentage of sales, SG&A increased to 24.5% from 23.4% in 2Q11.

EBIT

EBIT (Gross Revenue, less Distribution cost and Administrative expenses) decreased 11.4% to Ch$9,923 million (US$20.9 million) in 3Q12 compared to Ch$11,204 million (US$23.6 million) in 3Q11. The EBIT margin as a percentage of sales decreased to 8.6% from 9.9% in 3Q11.

Other Results by Function

The Other Results by Function (Other income, Other expenses, Financial Income, Financial Expenses, Participation of associates, Exchange differences and Expense by adjustment units) showed a gain of Ch$2,334 million (US$4.9 million) as compared to a gain of Ch$1,897 million (US$4.0 million) in 3Q2011.

Regarding to the Exchange difference, the company continued with its policy of exchange rate hedging and fixing strategy to its exports, and the profit for this concept in 3Q12 was Ch$2,854 million (US$6.0 million), an increase of 6.8% against 3Q 2011.

Financial expenses increased 25.7%, financial expenses in 3Q12 were Ch$2,333 million (US$4.9 million) and in 3Q11, Ch$1,855 million (US$3.9 million).

As of September 30, 2012, net financial debt (this is excluding cash and cash equivalent) was Ch$210,662 million (US$444.7million), representing a decrease of Ch$514 million (US$1.1 million) as compared to the net financial debt for September 30, 2011.

Net Income and Earnings per Share (EPS)

Net income for the period decreased 26.4% to Ch$7,425 million (US$15.7 million) from Ch$10,095 million (US$21.3 million). This result was highly affected by the increase in the Tax rate applied by the Chilean Government, which increased it to 20% from 18.5%, the net effect in the results were Ch$2.722 million, in fact, in the quarter, the earnings before tax were Ch$12,258 million (US$25.9 million), a 6.4% lower than 3Q11.

Based on 747,005,982 weighted average shares, Concha y Toro’s earnings decreased to Ch$9.9 per share from Ch$13.5 in the 3rd quarter 2011.

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9-months 2012 Results

Total Revenues

Total revenues for the first nine months of 2012 increased 6.3% to Ch$315,731 million (US$666.4 million). This is mainly explained by the increase in the export sales, the increase in our sales of other products in Chile (liquors, and premium beers) and the acquisition of Fetzer in April 2011.

Export revenues

Export sales, which considers exports from Chile and the sales of our distribution subsidiaries1 (UK, Nordics, Brazil, Singapore and Mexico) rose by 3.7% totaling Ch$193,136 million in 9M12 as compared to Ch$186,195 million in 9M11. This increase was driven by a decrease of 1.5% in volume, totaling 13,505,222 cases; and partially affected by the depreciation of the Chilean peso of 3.1% against the US dollar, on the other had the Chilean peso appreciated 2.9% against the sterling pound and 6.2% against the Euro.

Graph 2

Export Volume by Region

9-months 2012

•          Bottled Wine Sales – Volume:

Export sales volume, which considers exports from Chile and the sales of our distribution subsidiaries (UK, Nordics, Brazil, Singapore and Mexico)2 decreased 1.5%, with sales of 13,505,222 cases as compared to 13,712,473 cases in 9M11. In this period we highlight the growth achieved in Asia, which grew 15.7%. Sales of our UK subsidiary (which represented 26.3% of the export volume of the Company in the period and 27.9% if we include the exports from Argentina) grew 8.5%, sales volume in Continental Europe increase 2.0%. South America, Central America and Caribbean and Africa dropped by 11.0%, 19.5% and 15.7% respectively. Canada and the U.S. decreased 1.4% and 14.3% respectively, this decrease in U.S. is a consequence of the company strategy of price increases and mix improvement towards the premiumization of the portfolio.

2 In the first nine months of 2012 Fetzer sold Ch$3,820 million, considering 258,961 cases through the Company’s distribution subsidiaries. In 9M11 this figures were Ch$135 million and 9,088 cases.

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Domestic Sales, Chile

Bottled domestic wine sales in Chile increased 0.3% in value to Ch$45,668 million (US$96.4 million) in 9M12, from Ch$45,512 million (US$96.1 million) in 9M11, following a 5.7% decrease in volume and a 6.4% increase in the average price. The volume of bottled wine sales on the domestic market totaled 46.4 million liters, the price per liter reached Ch$984.4.

Chile Domestic Sales-new business

Domestic sales of new business, carried out by the domestic distribution subsidiary Comercial Peumo, including premium beer and liquors, totaled Ch$18,731 million (US$39.5 million). The 11.4% increase in this category follows the increase in overall sales following the incorporation of the Diageo liquor portfolio since May 2009 and the distribution of premium beer.

Argentine Operations

Revenues from our Argentine business decreased 1.4% to Ch$16,394 million following a 2.8% decrease in exports and an increase of 1.5% in domestic sales. This situation is partly driven by the increases in the average price of exports and domestic market of 8.0% and 7.0% respectively in US dollars, as a consequence of the repositioning of the brand in higher price points. For the first nine month of 2012, Trivento’s exports of bottled wine totaled 792,409 cases with a 12.6% volume decrease over first nine month of 2011.

Domestic bottled wine sales in the Argentine market totaled Ch$4,130 million and 458,914 cases, decreasing 1.5% in value and 10.5% in volume.

U.S.A (Fetzer)

In 9M2012 Fetzer bottled sales totaled Ch$38,842 (US$82.0 million) considering 1,769,999 cases. In the period Fetzer total wine sales represented 12.3% of our total sales, and 8.3% of our total volume of bottled wines.

Other Revenues

Other revenues increased 7.4% to Ch$6,480 million (US$13.7 million).

Cost of Sales

For the period, the total cost of sales rose 8.0% to Ch$211,915 million (US$ 447.3 million) from Ch$ 196,262 million (US$ 414.3 million) in the first nine month of 2011. Cost of sales as a percentage of total sales increased to 67.1% from 66.1%.

The gross margin moved to 32.9% from 33.9%.

Selling, General and Administrative Expenses

Selling, General and Administrative Expenses (Distribution costs and Administrative expenses) increased 11.1% to Ch$78,162 million (US$165.0 million). As a percentage of revenues, SG&A increased to 24.8% from 23.7% in 9M11.

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EBIT

EBIT (Gross Revenue less Distribution cost and Administrative expenses) decreased 15.4% to Ch$25,654 million (US$54.1 million) compared to the Ch$30,329 million (US$ 64.0 million) in 9M11. As a percentage of sales, the EBIT margin decreased to 8.1% to from 10.2%.

Other Results by Function

The Other Results by Function (Other income, Other expenses, Financial Income, Financial Expenses, Participation of associates, Exchange differences and Expense by adjustment units) result showed a gain of Ch$3,840 million (US$ 8.1 million) as compared to a gain of Ch$2,584 million (US$5.5 million) in 9M11.

In terms of the Exchange difference, the company continued with its policy of exchange rate hedging and fixing strategy to its exports, and the profit for this concept in 9M2012 was Ch$7,672 million (US$16.2 million).

Financial expenses increased 47.3% due the debt increase to acquire Fetzer in April 2011, financial expenses in first nine month of 2012 were Ch$6,149 million (US$13.0 million) and 9M2011, Ch$4,174 million (US$8.8 million).

As of September 30, 2012, net financial debt (this is excluding cash and cash equivalent) was Ch$210,662 million (US$444.7million), representing a decrease of Ch$514 million (US$1.1 million) as compared to the net financial debt for September 30, 2011.

Net Income and Earnings per Share (EPS)

Net income for the period decreased 17.8% to Ch$ 21,506 million (US$45.4 million) from Ch$26,151 million (US$ 55.2 million). ). This result was highly affected by the increase in the Tax rate applied by the Chilean Government, which increased it to 20% from 18.5%, the net effect in the results were Ch$2.350 million, in fact, in the quarter, the earnings before tax were Ch$29,434 million (US$62.1 million), a 10.4% lower than 9M11.

Concha y Toro’s EPS decreased to Ch$ 28.8 per share from Ch$ 35.0 in 9M2011.

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Balance Sheet

Assets

As of September 30, 2012, the Company’s consolidated assets totaled Ch$814,331 million (US$1,719 million) and were Ch$ 54,550 million (US$ 115.1 million) higher than the figure reported a year earlier, mainly due higher inventories and accounts receivable.

Liabilities

As of September 30, 2012, net financial debt (this is excluding cash and cash equivalent) was Ch$210,662 million (US$444.7million), representing a decrease of Ch$514 million (US$1.1 million) as compared to the net financial debt for September 30, 2011. Total liabilities were Ch$ 398,981 million (US$842.1 million), representing a 5.6% increase from the same period last year.

* * * * *

About Viña Concha y Toro

Viña Concha y Toro is South America’s leading wine producer whose products are distributed in 135 countries. Founded in 1883 by Don Melchor Concha y Toro, the Company produces and markets fine wines under the labels: Don Melchor, Amelia, Terrunyo, Marqués de Casa Concha, Trio, Casillero del Diablo, Sunrise and Frontera. The Company cultivates around 8,800 hectares of vineyards in Chile, 1,100 hectares in Argentina and 450 in the U.S.

Viña Concha y Toro has been listed on the Santiago Stock Exchange since 1933 under the ticker symbol “Conchatoro”. In 1994, it became the first winery in the world to list on the New York Stock Exchange, under the ticker symbol “VCO”. The Company has 3,561 employees and is headquartered in Santiago, Chile.

Forward Looking Statements

This press release may contain certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, with respect to the financial condition, results of operations and business of the Company and certain plans and objectives of the Company with respect to these items. Forward-looking statements may be identified by the use of words such as "anticipate", "continue", "estimate", "expect", "intend", "may", "believe" and similar expressions. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that occur in the future. There are a number of factors that could cause results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include, levels of consumer spending in major economies, changes in consumer tastes and preferences, the levels of marketing and promotional expenditures by the Company and its competitors, raw materials costs, future exchange and interest rates, as well as other risk factors referred in the Company's filings with the Securities and Exchange Commission.

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Viña Concha y Toro S.A.

Consolidated Income Statement

In thousand Chilean pesos

STATEMENT OF INCOME BY FUNCTION	3Q2012 Th. Ch$	3Q2011 Th. Ch$	Change %	9M 2012 Th. Ch$	9M 2011 Th. Ch$	Change %

Income from ordinary activities	115,731,373	113,648,440	1.8%	315,730,948	296,898,350	6.3%
Cost of sales	(77,486,440)	(75,873,843)	2.1%	(211,915,438)	(196,202,149)	8.0%

Gross Revenue	38,244,933	37,774,597	1.2%	103,815,510	100,696,201	3.1%

Other income by function	666,144	96,229	592.2%	993,104	220,412	350.6%
Distribution costs	(24,334,790)	(23,403,104)	4.0%	(66,993,887)	(61,547,395)	8.8%
Administrative expenses	(3,987,029)	(3,167,034)	25.9%	(11,168,036)	(8,819,550)	26.6%
Other expenses by function	(342,663)	(291,196)	17.7%	(608,606)	(586,788)	3.7%
Financial income	264,077	62,712	321.1%	715,031	323,881	120.8%
Financial expenses	(2,332,672)	(1,855,251)	25.7%	(6,149,107)	(4,174,055)	47.3%
Participation in income (loss) of associates and joint-ventures recorded using the equity method	1,482,607	1,426,119	4.0%	1,907,502	1,524,311	25.1%
Exchange differences	2,853,843	2,671,295	6.8%	7,672,253	5,879,458	30.5%
Income/expense by adjustment units	(256,930)	(212,681)	20.8%	(689,808)	(603,028)	14.4%

Income before tax	12,257,520	13,101,686	-6.4%	29,493,956	32,913,447	-10.4%
Income tax expense	(4,832,241)	(3,006,904)	60.7%	(7,988,304)	(6,762,069)	18.1%

Net Income	7,425,279	10,094,782	-26.4%	21,505,652	26,151,378	-17.8%
Income per share	9.9	13.5	-26.4%	28.8	35.0	-17.8%

Income attributable to owners of the company	7,384,785	10,094,777	-26.8%	21,475,402	26,151,367	-17.9%
Income attributable to non-controling interests	40,494	5	—	30,250	11	—

EBITDA	14,591,642	16,336,099	-10.7%	38,304,008	42,910,128	-10.7%
Gross Revenue	38,244,933	37,774,597	1.2%	103,815,510	100,696,201	3.1%
Distribution costs	(24,334,790)	(23,403,104)	4.0%	(66,993,887)	(61,547,395)	8.8%
Administrative expenses	(3,987,029)	(3,167,034)	25.9%	(11,168,036)	(8,819,550)	26.6%
Depreciation	4,448,007	4,907,567	-9.4%	11,964,698	11,934,043	0.3%
Amortization	220,521	224,073	-1.6%	685,723	646,829	6.0%

Because for the company matters the selling price in Chilean peso, if we include the “Exchange Differences” in the EBITDA, this figure for 3Q12 it would be Ch$17.445 million, a 8.2% lower than 3Q11; and in 9M2012 the figure would be Ch$45.976 million which shows a 5.8% decrease from 9M2011.

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Viña Concha y Toro S.A.

Consolidated Balance Sheet

In thousand Chilean pesos

	As of	As of
	Sept 30, 2012	Sept 30, 2011
Assets

Cash and cash equivalents	27,202,381	11,607,504
Inventories	213,474,683	193,813,076
Accounts receivable	118,689,603	108,846,385
Biological current assets	10,330,148	9,466,752
Other current assets	33,320,411	31,220,501
Total current assets	403,017,226	354,954,218

Property, plant & equipment, net	257,790,526	256,555,138
Biological fixed assets	62,484,942	59,540,902
Other fixed assets	14,797,914	12,801,204
Other assets non current	76,240,539	75,929,883
Total non current assets	411,313,921	404,827,127
Total assets	814,331,147	759,781,345

Liabilities
Loans and other liabilities	90,769,834	55,345,295
Other current liabilities	121,845,786	125,031,589
Total current liabilities	212,615,620	180,376,884

Loans and other liabilities	147,094,964	167,438,718
Other non current liabilities	39,270,378	30,064,498
Total non current liabilities	186,365,342	197,503,216

Total Liabilities	398,980,962	377,880,100

Equity
Paid-in-capital	84,178,790	84,178,790
Retained earnings	316,460,553	294,463,170
Other reserves	14,390,762	3,259,274
Net equity attributable to parent comp. shareholders	415,030,105	381,901,234
Minority Interest	320,080	11
Total Equity	415,350,185	381,901,245
Total Equity and Liabilities	814,331,147	759,781,345

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